Exhibit 99.2
Results of the Extraordinary Shareholder’s Meeting of Shinhan Bank

On December 27, 2011, Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group, held an extraordinary shareholders’ meeting and the two agendas listed below were approved.

Agenda:

1) Approval of Revision to Articles of Incorporation
2) Appointment of two Executive Directors